UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 9, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: MEMORANDUM OF INCORPORATION – ANGLOGOLD ASHANTI LIMITED

COMPANIES ACT, 2008
MEMORANDUM OF INCORPORATION
OF A PROFIT COMPANY
(PUBLIC COMPANY)
NAME OF COMPANY:
ANGLOGOLD ASHANTI LIMITED
(“Company”)
REGISTRATION NUMBER:
1944/017354/06
This Memorandum of Incorporation was adopted by Special Resolution passed on
27 March 2013, a copy of which was “Filed” with the Companies and Intellectual Property
Commission on 3 April 2013 as contemplated in the Companies Act No. 71 of 2008 (as amended), together with the notice of amendment in substitution for the existing
Memorandum of Incorporation (being the memorandum of association and articles of association of the Company, which were the constitutional documents of the Company in terms of the Companies Act No. 61 of 1973).

The Memorandum of Incorporation in the prescribed form as contemplated in section
13(1)(a)(i) of the Companies Act No. 71 of 2008 (as amended) shall not apply to the
Company.

INDEX
1.
INTRODUCTION ............................................................................................................. 3
2.
INTERPRETATION ......................................................................................................... 3
3.
GENERAL ........................................................................................................................ 4
4.
SECURITIES OF THE COMPANY ................................................................................ 5
5.
SHAREHOLDER RIGHTS AND PROXY FORMS ........................................................ 9
6.
SHAREHOLDERS MEETINGS .................................................................................... 10
7.
DIRECTORS AND OFFICERS ..................................................................................... 13
8.
GENERAL PROVISIONS .............................................................................................. 22
9.
RIGHTS ATTACHING TO PREFERENCE SHARES.................................................. 28
10.
RIGHTS ATTACHING TO THE E ORDINARY SHARES ....................................... 33
SCHEDULE 1 – AUTHORISED SHARES .......................................................................... 38

1.
INTRODUCTION
1.1
The Memorandum of Incorporation in the prescribed form contemplated in section 13(1)(a)(i) of the Act shall not apply to the Company.
1.2
The Company is incorporated as a public company in terms of the Act and, accordingly:
1.2.1
the Company is not prohibited from offering its securities to the public;
and
1.2.2
the transfer of the Company’s securities is unrestricted save as set out in this Memorandum.
1.3
Subject to 9.3.3 and 10.2.6, this Memorandum does not contain any restrictive conditions contemplated in section 15(2)(b) of the Act and does not contain any requirement for the amendment of any particular provision of this
Memorandum in addition to the requirements of the Act.
2.
INTERPRETATION
In this Memorandum, including the introduction above, and unless the context requires otherwise:
2.1 words importing any one gender shall include the other two genders;
2.2
the singular shall include the plural and vice versa;
2.3
any word which is defined in the Act and is not defined in 2.5, shall bear that statutory meaning in this Memorandum;
2.4
the headings have been inserted for convenience only and shall not be used for or assist or affect their interpretation;
2.5
each of the following words and expressions shall have the meaning stated
opposite it and cognate expressions shall have a corresponding meaning, namely:
2.5.1 “the Act”
the Companies Act, 2008, together with the
Companies Regulations, 2011, as amended
or substituted from time to time;
2.5.2 “Business Day”
a day on which banks are ordinarily open for
business in both London and Johannesburg,
excluding Saturdays, Sundays and official
Item
10.2(a) of
Schedule
10

public or bank holidays in the United
Kingdom or South Africa;
2.5.3 “Chairman”
the chairman of the directors appointed in
accordance with 7.7;
2.5.4 “CSDP”
Central Securities Depository Participant,
being a ‘participant’ as defined in section 1
of the Securities Services Act, 2004, as
amended or substituted from time to time,
and appointed by individual shareholders for
the purposes of, and in regard to,
dematerialization in terms of such act;
2.5.5 “Group”
the Company and its subsidiaries from time
to time and “a member of the Group” means
any one of them;
2.5.6 “JSE”
means the JSE Limited, registration number
2005/022939/06, or any other successor
body licensed as an exchange under the
Securities Services Act, 2004, as amended
or substituted from time to time;
2.5.7
“Ordinary
Shareholder”
a holder of Ordinary Shares;
2.5.8 “Ordinary Shares”
ordinary shares of 25 cents each in the
capital of the Company;
2.5.9
“Listings
Requirements”
the Listings Requirements of the JSE, as
amended or substituted from time to time;
2.5.10 “this Memorandum” this Memorandum of Incorporation and includes its Schedule, which forms part of it;
2.5.11 “month” calendar month; and
2.5.12 “year” calendar year.
3.
GENERAL
3.1
Liability of incorporators, shareholders or directors
This Memorandum does not impose any liability on any person for the liabilities or obligations of the Company, solely by reason of such person being an incorporator, shareholder or director of the Company as contemplated by section 19(2) of the Act.
3.2
Powers of the Company
This Memorandum does not restrict, limit or qualify the legal powers or capacity of the Company in section 19(1)(b) of the Act.
3.3
Memorandum of Incorporation and rules
3.3.1
The requirements set out in section 16(1)(c)(i) of the Act regarding proposals for amendments to this Memorandum apply without
amendment.
3.3.2
The board shall not have the power to make, amend or repeal any necessary or incidental rules relating to the governance of the
Company in respect of matters that are not addressed in the Act or this Memorandum, in accordance with the provisions of sections 15(3)
to 15(5) of the Act.
3.3.3
If the board, or any individual authorised by the board, alters this
Memorandum in any manner necessary to correct a patent error in spelling, punctuation, reference, grammar or similar defect on the face of the document, it must publish a notice of such alteration on the
Company’s website, and must file a notice of alteration in the manner prescribed by the Act.
3.4
Financial assistance to related persons
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to any person contemplated in section 45 of the Act.
3.5
Solvency and liquidity test
This Memorandum does not alter the application of the solvency and liquidity test provided in section 4 of the Act.
4.
SECURITIES OF THE COMPANY
4.1
Pari passu
All the securities in each class shall rank pari passu in all respects.
4.2
Authorisation for shares
4.2.1
The Company is authorised to issue the shares specified in Schedule
1, provided that, if required by the Act or the Listings Requirements,
Item 10.4
of
Schedule
10
Item
10.5(a) of
Schedule
10

the Company may only issue:
4.2.1.1
unissued shares to shareholders of a particular class of
shares, pro rata to the shareholders’ existing shareholding
unless any such shares were issued for an acquisition of
assets;
4.2.1.2
unissued shares or options for cash, other than as envisaged in 4.2.1, as the directors in their discretion think fit, if approved by the shareholders in general meeting, subject to the Listings
Requirements; and
4.2.1.3 shares that are fully paid up.
4.2.2
This Memorandum does not limit, restrict or qualify the authority of the board to:
4.2.2.1
increase or decrease the number of authorised shares of any
class of shares;
4.2.2.2
reclassify any shares that have been authorised but not
issued;
4.2.2.3
classify any unclassified shares that have been authorised but not issued;
4.2.2.4
determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences,
rights, limitations or other terms so determined,
subject to any requirements set out in the Listings Requirements and this Memorandum.
4.3
Financial assistance for the subscription or purchase of securities or options
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide financial assistance to any person for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any securities of the Company or any related or inter-related company, in accordance with the Act.
4.4
Capitalisation shares
Subject to 4.2.1, this Memorandum does not limit, restrict or qualify the authority of the board, in terms of section 47 of the Act, to:
Items 10.1
and 10.9(a)
of Schedule
10
Item
10.9(c) of
Schedule
10
Item 10.6
of
Schedule
10
Items
10.2(a) of
Schedule
10
Items
10.5(d) of
Schedule
10

4.4.1
approve the issue of any authorised shares of the Company as capitalisation shares, on a pro rata basis to the shareholders of one or more classes of shares;
4.4.2
approve the issue of shares of one class as capitalisation shares in respect of shares of another class; or
4.4.3
permit shareholders to elect to receive a cash payment in lieu of a capitalisation share, at a value determined by the board.
4.5
Company or subsidiary acquiring Company’s shares and distributions
Any acquisition by the Company or a subsidiary company of the Company’s shares and any distribution to shareholders will be subject to the provisions of the Act and the Listings Requirements.
4.6
Debt instruments
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to issue secured or unsecured debt instruments, provided that the board may not grant special privileges regarding the attending and voting at general meetings of the Company or the appointment of directors in respect of such debt instruments.
4.7
Registration of beneficial interests
This Memorandum does not limit or restrict the holding of the Company’s issued securities by, or the registration of the Company’s issued securities in the name of, one person for the beneficial interest of another.
4.8
Commission
The Company may pay commission to any person in consideration of such person subscribing or agreeing to subscribe for any shares of the Company or of such person procuring or agreeing to procure subscriptions for shares, provided that such commission shall be subject to any limitations in the Act or the Listings Requirements.
4.9
Authority to sign transfer deeds
All authorities to sign transfer deeds granted by holders of shares for the purpose of transferring shares that may be lodged, produced or exhibited with or to the Company at any of its transfer offices shall, as between the
Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the Company’s transfer offices at which the authority was lodged, produced or exhibited.
Item
10.9(b) of
Schedule
10
Item 10.10
of Schedule
10
Item 10.14
of
Schedule
10
Item 10.7
of
Schedule
10
Item 10.8
of
Schedule
10
Item
10.2(b) of
Schedule
10

Even after the giving and lodging of such notices, the Company shall be entitled to give effect to any instruments signed under the authority to sign, and certified by any officer of the Company, as being in order before the giving and lodging of such notice.
4.10
Fully paid up shares not subject to lien
Fully paid shares shall not be subject to any lien in favour of the Company and shall be freely transferable.
4.11
Securities registered in the name of a deceased or insolvent holder
No securities registered in the name of a deceased or insolvent holder shall be forfeited if the executor fails to register them in his own name or in the name of the heir(s) or legatees when called upon by the directors to do so.
4.12
Limitation of voting rights
The holders of any securities other than Ordinary Shares and E Ordinary
Shares shall not be entitled to vote on any resolution taken by the Company save as expressly provided for in this Memorandum. For so long as this is required by the Listings Requirements, in instances that such shareholders are allowed to vote at general or annual general meetings, their votes may not carry any special rights or privileges and they shall be entitled to one vote for each share that they hold, provided their total voting right at a general or annual general meeting may never be more than 24.99% of the total voting rights of all shareholders at such meeting. It is recorded that the existing rights of the holders of preference shares in the Company are preserved and it is further recorded that the voting rights of the holders of preference shares in the Company as at the date of the adoption of this Memorandum do not exceed 24.99% of the total voting rights of all shareholders at a general meeting.
4.13
Defaced, lost or destroyed certificates
If a certificate evidencing securities be defaced, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company and, in case of loss or destruction, of advertising the same as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.
4.14
Joint holders of securities
The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in the case of the legal incapacity of any one or more of the joint registered holders of any securities, the survivor then first named in the register shall be the only person
Item
10.12 of
Schedule
10
Item
10.13 of
Schedule
10
Items
10.5(c)
and
10.5(h) of
Schedule
10

recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the
Company shall not be bound to register more than four persons as the holders of any certificated security.
4.15
Refusal to register transfer
If the directors refuse to register a transfer of securities they shall within 30 days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.
4.16
Renunciation of allotment
Nothing contained in this Memorandum shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.
5.
SHAREHOLDER RIGHTS AND PROXY FORMS
5.1
Information rights of persons holding a beneficial interest
This Memorandum does not establish any information rights of any person in addition to the information rights provided in sections 26(1) and (2) of the Act.
5.2
Representation by concurrent proxies
5.2.1
The right of a shareholder to appoint two or more persons
concurrently as proxies (“concurrent proxies”) applies without limitation or restriction; provided that the instrument appointing the concurrent proxies clearly states the order in which the concurrent proxies votes are to take precedence in the event that both or all of the concurrent proxies are present, and vote, at the relevant meeting.
5.2.2
The right of a shareholder to appoint more than one proxy to exercise voting rights attached to different shares held by that shareholder is not limited or restricted.
5.3
Authority of proxy to delegate
A proxy is prohibited from delegating that proxy’s authority to act on behalf of the shareholder appointing him to another person.
5.4
Requirement to deliver proxy instrument to the Company
A copy of the instrument appointing a proxy must be delivered to the registered office of the Company, or to any other person on behalf of the
Company not less than 48 hours (or such lesser period as the directors may determine in relation to a particular meeting) before the time appointed for the holding of that meeting (including an adjourned meeting) at which the person(s) named in the proxy form proposes to vote; and if the form of proxy is not delivered in this manner, the form of proxy shall not be treated as valid.
5.5
Proxy without direction
This Memorandum does not limit or restrict the right of a proxy to exercise, or abstain from exercising, any voting right of the shareholder appointing him without direction, except to the extent that the instrument of proxy provides otherwise.
5.6
Record date for exercise of shareholder rights
A record date for any action or event shall be determined in accordance with the Act and the Listings Requirements.
5.7
Creation or issue of further shares
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
6.
SHAREHOLDERS MEETINGS
6.1
Convening of shareholders’ meetings
This Memorandum does not specify any person other than the board who may call a shareholders meeting.
6.2
Shareholders’ right to requisition a meeting
This Memorandum does not specify a lower percentage of voting rights than the percentage specified in section 61(3) of the Act required for the requisition by shareholders of a shareholder’s meeting.
6.3
Location of shareholders meetings
This Memorandum does not limit, restrict or qualify the authority of the board to determine the location of any shareholders meeting, which may be in South
Africa or in any foreign country.
6.4
Notice of shareholders meetings
6.4.1
This Memorandum does not provide a different period of notice of shareholders meetings to the period prescribed by the Act.
6.4.2 Notice of shareholder meetings shall be delivered to each shareholder
Item 10.15
of Schedule
10
Item
10.11(e)
of
Schedule
10
Items
10.11(a)
and (b) of
Schedule
10

entitled to vote at such meeting and who has elected to receive such notice.
6.5
Shareholders meetings conducted by electronic communication
Unless authorised by the board for a particular meeting, no provision will be made, for any shareholders meeting to be conducted by electronic communication, or for one or more shareholders, or proxies for shareholders, to participate in any shareholders meeting by electronic communication.
6.6
Quorum for shareholders meetings
6.6.1 The percentage of voting rights in terms of section 64(1) apply for:
6.6.1.1 a shareholders meeting to begin;
6.6.1.2 the continuation of that shareholders meeting; and
6.6.1.3
the consideration of any matter to be decided at any
shareholders meeting.
6.6.2
For so long as is required by the Act and/or the Listings
Requirements, a meeting may not begin or a matter begin to be debated unless at least 3 (three) shareholders are present at the meeting.
6.6.3
This Memorandum specifies 30 minutes (or such longer or shorter period as the chairman of the shareholders meeting may determine), in substitution for the time period specified in sections 64(4) and 64(5)
for a quorum to be established before a shareholders meeting may be adjourned.
6.6.4
Unless the chairman of the shareholders meeting determines
otherwise, no different period other than the period provided in section
64(4) for the adjournment of a shareholders meeting is specified.
6.7
Adjournment of shareholders meetings
This Memorandum does not provide different maximum periods for adjournment than those specified in section 64(12) of the Act.
6.8
Shareholders’ resolutions
6.8.1
This Memorandum does not require a higher percentage of voting rights to approve an ordinary resolution than the percentage voting rights specified in the Act.
Item
10.11(h) of
Schedule
10
Item
10.11(a)
of
Schedule
10
Item
10.11(h) of
Schedule
10

6.8.2
This Memorandum does not require a different percentage of voting rights to approve a special resolution than the percentage voting rights specified in the Act.
6.8.3
This Memorandum does not require a special resolution for any other matter not contemplated in section 65(11) of the Act, provided that resolutions required to be approved by an increased majority in terms of the Listings Requirements must be approved by such increased majority.
6.9
Shareholders meetings in terms of the Listings Requirements
Shareholders meetings that are called for the purpose of passing any resolution required in terms of the Listings Requirements may not be held by means of a written resolution as provided for in section 60 of the Act, unless permitted by the Listings Requirements.
6.10
Notice of shareholders meetings to the JSE
6.10.1
A copy of all notices of shareholders meetings must be sent to the
JSE at the same time as notices are sent to shareholders if required in terms of the Listings Requirements.
6.10.2
All notices of shareholders meetings must also be announced through the official news service of the JSE at the same time as notices are sent to shareholders or as soon thereafter as is practicable.
6.11
Ratification of ultra vires acts
Any resolution for the ratification of any action by the Company or the directors contemplated by section 20(2) of the Act shall be prohibited if such ratification is of an action which is contrary to the Listings Requirements, unless otherwise agreed with the JSE.
6.12
Scrutineers
The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.
6.13
Error in counting votes
If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the
Item
10.11(c)
of
Schedule
10
Item
10.11(f) of
Schedule
10
Item 10.3
of
Schedule
10

chairman of the meeting, be of sufficient magnitude to vitiate the resolution.
No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
6.14
Votes of joint registered shareholders
In the case of joint holders of securities the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the securities register or in the case of persons entitled to a security by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.
7.
DIRECTORS AND OFFICERS
7.1
Composition of the board of directors
7.1.1
This Memorandum specifies 4 as the minimum number of directors of the Company being a higher number in substitution for the minimum number of directors required in terms of section 66(2) of the Act and
20 as the maximum number of directors of the Company.
7.1.2
Subject to 7.2.1 and 7.14, the shareholders shall elect the directors, and shall be entitled to elect one or more alternate directors, in accordance with the provisions of section 68(1) of the Act.
7.1.3
This Memorandum does not provide for the appointment of any
person as an ex officio director of the Company.
7.1.4
Subject to the requirements of the Act, the chairmanof the board shall be entitled, subject to the written approval of the majority of the directors, to appoint any person as a director in terms of section
66(4)(a)(i), provided that such appointment must be approved by the shareholders at the next shareholders meeting or annual general meeting. [Section 66(4)(a)(i)]
7.1.5
Subject to 7.2.1 and 7.14, this Memorandum does not stipulate any additional qualifications or eligibility requirements than those set out in the Act for a person to become or remain a director or a prescribed officer of the Company, provided that, for as long as the Listings
Requirements require it, the board of directors through the nomination committee, should recommend eligibility of directors, taking into account past performance and contributions.
Item
10.16(a) of
Schedule
10
Item
10.16(b) of
Schedule
10
Item
10.16(b)
and
10.16(c) of
Schedule
10

7.1.6
Subject to the Act and this Memorandum, at every annual general meeting one third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one third shall retire from office. The directors so to retire at every annual general meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot, provided that notwithstanding anything in this Memorandum:
7.1.6.1
if at the date of any annual general meeting any director shall have held office for a period of three years since his last
election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or additionally thereto;
7.1.6.2
a director who intends to retire voluntarily at the meeting may be taken into account in determining the one third of the
directors to retire at such meeting;
7.1.6.3
the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice
convening such meeting; and
7.1.6.4
the length of time a director has been in office shall be
computed from his last election, appointment or date upon
which he was deemed re-elected. A director retiring at a
meeting shall retain office until the close or adjournment of the meeting.
7.1.7
Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any shareholders meeting.
7.2
Vacancies
7.2.1
The board may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election in accordance with section 68(1) of the Act.
7.2.2
If the number of directors falls below the minimum provided for in this
Memorandum, the remaining directors must as soon as possible and in any event not later than three months from the date that the number of directors falls below the minimum, fill the vacancies or call a general meeting for the purpose of filling the vacancies.
Item
10.16(g) of
Schedule
10

7.2.3 If required by the Listings Requirements:
7.2.3.1
the appointment of a director to fill a vacancy must be
confirmed by shareholders at the next annual general meeting;
and
7.2.3.2
after the expiry of the three month period the remaining
directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders.
7.3
Authority of the board of directors
The authority of the board to manage and direct the business and affairs of the Company, as contemplated in section 66(1), is not limited, restricted or qualified by this Memorandum.
7.4
Directors compensation and financial assistance to directors
7.4.1
This Memorandum does not limit, restrict or qualify the power of the
Company to pay remuneration to its directors for their service as directors in accordance with section 66(9) of the Act.
7.4.2
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to directors or persons related to directors contemplated in section 45 of the Act.
7.5
Other remuneration of directors
Any director who holds any executive office with the Company, including, for this purpose, the office of Chairman or Deputy Chairman, whether or not such office is held in an executive capacity, or who serves on any committee of the board, or who otherwise performs services in relation to the business of the
Company which are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission, participation of profits or otherwise or may receive such other benefits in addition to any remuneration provided for by or pursuant to any provision of this Memorandum, including, without limitation, costs associated with residing overseas, as a disinterested quorum of directors may reasonably determine.
7.6
Indemnification of directors
7.6.1
This Memorandum does not limit, restrict or qualify the ability of the
Company to advance expenses to a director to defend any legal proceedings arising from his service to the Company, or to indemnify a director against such expenses if the proceedings are abandoned or exculpate the director or arise in respect of any liability for which the
Item
10.16(d) of
Schedule
10
Item
10.16(f)
of
Schedule
10
Item
10.16(c) of
Schedule
10

Company may indemnify the director in terms of sections 78(5) and
78(6) of the Act.
7.6.2
This Memorandum does not limit, restrict or qualify the power of the
Company to indemnify a director in respect of any liability arising out of the director’s service to the Company to the fullest extent permitted by the Act.
7.6.3
This Memorandum does not limit, restrict or qualify the power of the
Company to purchase insurance to protect a director against any liability or expenses for which the Company is permitted to indemnify a director in terms of the Act and this Memorandum, or the Company against any contingency.
7.6.4
Indemnity
7.6.4.1
To the fullest extent permitted by law, and subject to the Act, every Relevant Officer shall be indemnified by the Company
out of its own funds against:
7.6.4.1.1
any liability incurred by or attaching to him in
connection with any negligence, default, breach of duty
or breach of trust by him in relation to the Company
other than any liability to the Company or any member
of the Group; and
7.6.4.1.2
any other liability incurred by or attaching to him in
relation to or in connection with his duties, powers or
office, including in connection with the activities of the
Company if it is the trustee of an occupational pension
scheme.
7.6.4.2
Where a Relevant Officer is indemnified against any liability in accordance with this 7.6.4, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.
7.6.4.3
“Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
7.6.5
Insurance
7.6.5.1
Without prejudice to 7.6.4, subject to the provisions of the Act, the directors shall have power to purchase and maintain
insurance at the expense of the Company for or for the benefit of:
7.6.5.1.1
any person who is or was at any time a director or
secretary of any Relevant Company (as defined in
7.6.5.2); or
7.6.5.1.2
any person who is or was at any time a trustee of any
pension fund or employees’ share scheme in which
employees of any Relevant Company are interested,
including insurance against any liability (including all costs, charges, losses and expenses in relation to such liability)
incurred by or attaching to him in relation to anything done or alleged to have been done or omitted to be done regarding his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme.
7.6.5.2 For the purpose of 7.6.5, “Relevant Company” shall mean:
7.6.5.2.1 the Company;
7.6.5.2.2 any holding company of the Company;
7.6.5.2.3
any other body, whether or not incorporated, in which
the Company or such holding company or any of the
predecessors of the Company or of such holding
company has or had any interest whether direct or
indirect or which is in any way allied to or associated
with the Company; or
7.6.5.2.4 any subsidiary of the Company or of such other body.
7.6.6
Defence expenditure
7.6.6.1 So far as may be permitted by the Act, the Company:
7.6.6.1.1
may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in:
(i) defending any criminal or civil proceedings in
connection with any negligence, default,
breach of duty or breach of trust by him in
relation to the Company; or
(ii) in connection with any application for relief
under the provisions of the Companies Act;
and

7.6.6.1.2
may do anything to enable any such Relevant Officer to
avoid incurring such expenditure.
7.6.6.2 So far as may be permitted by the Act, the Company:
7.6.6.2.1
may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in
defending himself in an investigation by a regulatory
authority or against action proposed to be taken by a
regulatory authority in connection with any alleged
negligence, default, breach of duty or breach of trust by
him in relation to the Company; and
7.6.6.2.2
may do anything to enable any such director or officer
to avoid incurring such expenditure.
7.6.6.3
“Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
7.7
Chairman
7.7.1
The directors may elect from their number a Chairman and a Deputy
Chairman, or two or more Deputy Chairmen, and decide the period for which each is to hold office. The directors may also remove any of them from such office at any time. If neither a Chairman nor a Deputy
Chairman has been appointed or if at any meeting of the directors, neither the Chairman nor a Deputy Chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting.
7.7.2
If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the directors or of the Company shall be determined as between the Deputy Chairmen present, if more than one, by seniority in length of appointment or otherwise as resolved by the directors.
7.8
Directors’ meetings
7.8.1
This Memorandum does not restrict the directors from acting
otherwise than at a meeting, as contemplated in section 74(1) of the
Act and for so long as it is required by the Listings Requirements, any resolution passed in terms of this 7.8.1 must be inserted in the minute book of the Company.
Item
10.16(i)
of
Schedule
10
Item
10.16(j) of
Schedule
10

7.8.2
This Memorandum does not specify a different percentage or number of directors upon whose request a meeting of the board must be called in terms of section 73(1) of the Act.
7.8.3
This Memorandum does not restrict the board from conducting
meetings, or directors from participating in meetings, by electronic communication, as contemplated in section 73(3) of the Act.
7.8.4
This Memorandum does not limit, restrict or qualify the authority of the board to determine the manner and form of giving notice of its meetings.
7.8.5
This Memorandum does not limit, restrict or qualify the authority of the board to proceed with a board meeting in accordance with the requirements of section 73(5)(a) of the Act, despite a failure or defect in giving notice of the meeting.
7.8.6
The quorum requirement for a directors’ meeting to begin, the voting rights at such a meeting, and the requirements for approval of a resolution at such a meeting, as set out in section 73(5) of the Act, are not varied by this Memorandum.
7.8.7
Subject to the Listings Requirements, in the case of an equality of votes at any meeting of the directors, the Chairman shall have a second or casting vote.
7.9
Committees of the board
7.9.1
This Memorandum does not limit, restrict or qualify the authority of the board to appoint any number of committees of directors, or to delegate to any such committee any of the authority of the board.
7.9.2
Except to the extent that a board resolution establishing a committee provides otherwise, the members of the committee:
7.9.2.1
may include persons who are not directors of the Company but any such person must not be ineligible or disqualified to be a director in terms of section 69 of the Act. Any such persons shall not have a vote on any matter to be decided by the
committee;
7.9.2.2 may consult with or receive advice from any person;
7.9.2.3
has the full authority of the board in respect of any matter referred to it.
7.9.3
The board may from time to time, where it has appointed a committee in terms of 7.9.1 and 7.9.2 above include in any such delegation the
Item
10.16(i) of
Schedule
10

power to sub-delegate the powers referred to in 7.9.1 and 7.9.2 above to such person or persons as the committee thinks fit, subject to such terms and conditions as the committee for the time being may think fit, and may from time to time revoke, withdraw, alter or vary all or any such powers.
7.10
Local boards and managers
7.10.1
The directors may establish any local boards or appoint managers or agents to manage any of the affairs of the Company, either in South
Africa or elsewhere, and may:
7.10.1.1
appoint any persons to be managers or agents or members of
such local boards, who need not be directors, and may fix their remuneration, and those persons shall be entitled to vote at any meeting of the local board;
7.10.1.2
delegate to any local board, manager or agent any of the
powers, authorities and discretions vested in or exercisable by the directors, with power to sub delegate;
7.10.1.3
remove any person so appointed, and may annul or vary any
such delegation; and
7.10.1.4
authorise the members of any local or divisional boards, or any of them, to fill any vacancies therein, and to act
notwithstanding vacancies.
7.10.2
Any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit.
7.11
Appointment of attorney
7.11.1
The directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent, attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under this Memorandum) and for such period and subject to such conditions as they may think fit.
7.11.2
Such agent or attorney may be conferred with such power either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board.
7.11.3
Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent or attorney as the directors may think fit.

7.11.4
The directors may also authorise any such agent or attorney to sub delegate all or any of the powers, authorities and discretions vested in him.
7.12
Director may be employed in the Company or a subsidiary
A director may be employed in any other capacity in the Company or as a director or employee of a subsidiary of the Company and, in such event, his appointment and remuneration in respect of such office must be determined by a disinterested quorum of directors.
7.13
Directors’ travelling and other expenses
Directors may be paid all their travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company and attending meetings of the directors or of committees of the directors; and, if any director is required to perform extra services, to reside abroad or be specifically occupied about the Company’s business, may be entitled to such remuneration as is determined by a disinterested quorum of directors, which may be either in addition or in substitution for any other remuneration payable, subject to the provisions of the Act.
7.14
Termination of office
7.14.1
Without prejudice to any provisions for retirement contained in this
Memorandum or the Act, the office of a director is vacated if:
7.14.1.1
he becomes prohibited or disqualified by the Act from acting as a director, ceases to be a director by virtue of any provision of the Act or is removed from office pursuant to this
Memorandum or the Act,
7.14.1.2
he is absent from meetings of the directors for six consecutive months without permission of the board (whether or not an
alternate director appointed by him attends) and the directors have resolved that his office be vacated; or
7.14.1.3
notice is given to terminate his contract of employment or
engagement with the Company where he is in breach of such
contract.
7.14.2
If a director holds an appointment to executive office which terminates on termination of his office as director, his removal from office pursuant to this 7.14 shall be deemed an act of the Company and shall take effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.
Item
10.16(f)
of
Schedule
10
Item
10.16(e)
of
Schedule
10

7.14.3
The office of a director who is an employee of any member of the
Group shall be vacated if such director ceases to be employed within the Group provided that the person concerned shall be eligible for re-
appointment or re-election as a director.
7.14.4
If the office of a director is vacated for any reason he shall cease to be a member of any committee of the board.
7.14.5
A resolution of the board declaring a director to have vacated office under the terms of this 7.14 shall be conclusive as to the facts and grounds of vacation stated in the resolution.
7.15
Defect in appointment of director
All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.
8.
GENERAL PROVISIONS
8.1
Amendment of class, preferences, rights, limitations or other terms
8.1.1
If any amendments proposed to any preferences, rights, limitations or other terms of any class of shares, such amendment would be subject to the prior sanction of a resolution passed at a separate class meeting of the holders of that class of shares in the same manner, mutatis mutandis, as a special resolution.
8.1.2
At every meeting of the holders of that class of shares, the provisions of this Memorandum relating to general meetings of ordinary
shareholders shall apply, mutatis mutandis, except that a quorum at any such general meeting shall be any person or persons holding or representing by proxy at least 2 of that class of shares, provided that if at any adjournment of such meeting a quorum is not present, the provisions of this Memorandum relating to adjourned meetings shall apply, mutatis mutandis.
Item
10.5(e) of
Schedule
10

8.2
Unclaimed amounts and payments of distributions
8.2.1
For so long as is required by the Listings Requirements, the Company must hold all monies due to shareholders for the benefit of
shareholders, provided that the board may cause any such monies unclaimed for a period of three years (from the due date for payment)
to be forfeited for the benefit of the Company.
8.2.2
The Company may cease to send any cheque or other means of
payment by post or to employ other means of payment for any
distribution if:
8.2.2.1
in respect of at least two consecutive distributions payable on those shares the cheque, warrant, order or similar financial instrument has been returned undelivered or
remains
uncashed; or
8.2.2.2
following one distribution, the distribution payable on those shares, the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during
the period for which the same are valid, payment by other
methods has failed and reasonable enquiries have failed to
establish any new postal address or account to be used for the purpose,
but, subject to the provisions of this Memorandum, shall recommence sending cheques, warrants, orders or similar financial instruments in respect of the distributions payable on those shares if the holder of or person entitled to them claims the arrears of distribution and does not instruct the Company to pay future distributions in some other way.
8.2.3
The payment by the directors of any unclaimed distribution or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of that amount.
8.2.4
Any distribution, interest or other sum payable in cash to the holder of a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder, or in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the shares. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer
Item
10.17(c)
of
Schedule
10

shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.
8.2.5
The directors may from time to time make such regulations as they may think fit in regard to the payment of distributions to members having registered addresses outside South Africa, and such
regulations may provide for the payment of such distributions in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.
8.2.6
The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investment as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.
8.2.7
Any payments to shareholders to be made to any shareholder whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside
South Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors.
The directors may also stipulate the date upon which the currency of
South Africa will be converted into such other currency or currencies.
8.3
The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed distributions or other unclaimed payments to any one of the Company’s bankers from time to time.
8.4
Odd-lot offer
If, upon the implementation of any odd-lot offer made by the Company, or pursuant to or following any odd-lot offer made by the Company which is unconditional, in accordance with the Listings Requirements, there are shareholders holding less than 100 Ordinary Shares or shareholders holding less than 100 Ordinary Shares on behalf of a person who owns the beneficial interest in such shares (“odd-lot holdings”), then, unless such shareholders have elected to retain their odd-lot holdings, the directors shall be entitled to cause the odd-lot holdings to be sold on such basis as the directors may determine and the Company shall account to such shareholders for the proceeds attributable to them pursuant to the sale of such odd-lot holdings.

8.5
Independent external auditors
8.5.1
Subject to the provisions of the Act or acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there is some defect in his appointment.
8.5.2
All annual financial statements which have been audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.
8.6
Notices to joint holders
In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.
8.7
Notices to legally incapacitated holder
Any notice or other document delivered, given or sent in accordance with the provisions of this Memorandum and notwithstanding that such member be then under legal incapacity, and whether or not the Company knows of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of this Memorandum deem sufficient service of such notice or document or persons interested (whether jointly with or as claiming through or under him) in the security.
8.8
Waiver by stock exchange
Notwithstanding anything to the contrary contained in this Memorandum, where any action or matter is expressed in this Memorandum to be subject to compliance with the Listings Requirements or rules of any Stock Exchange which the Company’s securities are listed or quoted, a waiver of such requirement or rules by the Stock Exchange concerned shall constitute compliance with those requirements or rules for the purposes of this
Memorandum.
8.9
Transmission of shares
8.9.1
Persons entitled to shares on death
8.9.1.1 If a shareholder dies, the only persons the Company shall recognise as having any title to his interest in the shares shall be:
8.9.1.1.1
the survivors or survivor where the deceased was a
joint holder; and
8.9.1.1.2
the executors or administrators of the deceased where
he was a sole or only surviving holder.
8.9.1.2
Nothing in this 8.9.1 shall release the estate of a deceased shareholder (whether sole or joint) from any liability in respect of any share held by him.
8.9.2
Election by persons entitled by transmission
8.9.2.1
A person becoming entitled to a share in consequence of the
death or bankruptcy of a shareholder or otherwise by operation of law may either:
8.9.2.1.1
be registered himself as holder of the share upon giving
to the Company notice in writing to that effect, or
8.9.2.1.2
transfer such share to some other person, in which
case he shall, in the case of a certificate share, execute
an instrument of transfer of such shares to that person
and, in the case of an uncertificated share, either
procure that all appropriate instructions are given by
means of the computer based system, and procedures,
which enables title to units of a security to be
evidenced and transferred without a written instrument
to effect the transfer of such share to such person or
change the uncertificated share to certificated form and
then execute an instrument of transfer of such share to
such person,
upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share.
8.9.2.2
Where the entitlement of a person to a share in consequence
of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the directors, the directors shall, within 60 days after proof, cause the entitlement of that person to be noted in the register. All the limitations, restrictions and provisions of this Memorandum relating to the right to transfer and the registration of transfers of shares shall apply to any such notice or transfer as if the notice or transfer were a
transfer made by the shareholder registered as the holder of any such share.
8.9.3
Rights of persons entitled by transmission
8.9.3.1
A person becoming entitled to a share in consequence of the
death or bankruptcy of a shareholder or otherwise by operation of law:
8.9.3.1.1
subject to 8.9.3.1.2, shall be entitled to the same
distributions and other advantages as a registered
holder of the share upon supplying to the Company
such evidence as the directors may reasonably require
to show his title to the share; and
8.9.3.1.2
shall not be entitled to exercise any right in respect of
the share in relation to general meetings until he has
been registered as a shareholder in respect of the
share.
8.9.3.2
A person entitled to a share who has elected for that share to be transferred to some other person pursuant to 8.9.2 shall
cease to be entitled to any rights or advantages in relation to such share upon that other person being registered as the
holder of that share.
8.9.3.3
The directors may at any time give notice requiring any person becoming entitled to a share in consequence of the death or
bankruptcy of a shareholder or otherwise by operation of law to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days the directors may thereafter withhold payment of all distributions and other
moneys payable in respect of such share until the
requirements of the notice have been complied with.
8.9.4
Prior notices binding
If a notice is given to a shareholder in respect of a share, a person entitled to that share is bound by the notice if it was given to the shareholder before the name of the person entitled was entered into the register.
8.10
Fractions arising on consolidation, subdivision or otherwise
Whenever as a result of a consolidation, subdivision, distribution of capitalised reserve, re-designation of shares, or for any other reason, any shareholder would become entitled to fractions of a share, the directors may deal with fractions as they see fit and in particular (without prejudice to the generality of the aforegoing) round up or down to the nearest whole number of a fraction, if any, on the basis that such fraction will be:
8.10.1
rounded up to the nearest whole number if the fraction is equal to or greater than 0.5 of a share; or
8.10.2
rounded down to the nearest whole number if the fraction is less than
0.5 of a share.
9.
RIGHTS ATTACHING TO PREFERENCE SHARES
Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each and B redeemable preference shares of 1 cent each in the Company.
For purposes of this 9 the “Moab Lease Area” means the total lease area of
2 149,2631 hectares of the Mining Leases as ceded to the Company (formerly Vaal
Reefs Exploration and Mining Company Limited) by virtue of Deeds of Cession of
Mining Leases Nos 23/92 and 26/92 and as reflected in the diagrams attaching to the
Mining Leases being RMT Nos 52/91 and 53/91.
9.1
Rights attaching to A preference shares
9.1.1
The following terms shall apply to the A redeemable preference shares of 50 cents each (“the A preference shares”), in the share capital of the Company:
9.1.1.1
The A preference shares shall be allotted to Eastvaal Gold
Holdings Limited as fully paid and are not transferable.
9.1.1.2
The A preference shares shall rank pari passu with each other and except as provided for in this 9 shall rank pari passu with the B redeemable preference shares of 1 cent each (“the B
preference shares”).
9.1.1.3
The A preference shares shall confer the following rights on the holder thereof:
9.1.1.3.1
after payment in full of the annual dividend on the B
preference shares, the right to an annual dividend
equivalent to the balance of the after tax profits arising
from income derived from mining the Moab Lease Area
as determined by the directors in each financial year,
but shall confer no right to any dividend payment from
any other profits of the Company;

9.1.1.3.2 to receive on redemption:
9.1.1.3.2.1
the nominal value of the said A preference
shares;
9.1.1.3.2.2
a premium per share of an amount equal to the
net proceeds available from the disposal of the
assets relating to the Moab Lease Area, after
redemption in full of the B preference shares
and payment of the nominal value of the A
preference shares, divided by 2 000 000. Any
amount transferred to the share premium
account of the Company pursuant to section
76(2) of the Companies Act, 1973, consequent
upon the issue of such shares may be used to
provide for any premium on the redemption of
the shares;
9.1.1.3.3
against payment of the said nominal value and
premium, if any, such shares shall be fully redeemed
and shall constitute part of the authorised and unissued
share capital of the Company;
9.1.1.3.4
the A preference shares shall have no right to
redemption from any proceeds otherwise arising.
9.1.1.4
Subject to 4.12, the A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the Company at
which the holders of the Ordinary Shares, the A preference
shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the
holders of the Ordinary Shares shall be entitled to 50 votes for each Ordinary Share held and the holder of the B preference
shares shall be entitled to one vote for each B preference
share held.
9.1.1.5
At every separate meeting of the holder of the A preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the A preference shares shall constitute a quorum.
9.1.1.6 The A preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the
Ordinary Shares in the capital of the Company then issued, but after any payment in respect of the B preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the
Moab Lease Area as is then available for distribution.
9.1.1.7
The A preference shares shall not be entitled to any
participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.
9.2
Rights attaching to B preference shares
9.2.1
The following terms shall apply to the B preference shares in the share capital of the Company:
9.2.1.1
The B preference shares shall be issued at par plus a premium of R249,99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of
R250,00 per share and are not transferable.
9.2.1.2
The B preference shares shall rank pari passu with each other and except as provided for in this article shall rank pari passu with the A preference shares.
9.2.1.3
The B preference shares shall confer the following rights on the holder thereof:
9.2.1.3.1
the right to an annual dividend amounting to the lesser
of 5 per cent of the issue price of the B preference
shares or an amount equivalent to the balance of the
after tax profits arising from income derived from
mining the Moab Lease Area as determined by the
directors in each financial year. The annual dividend
shall be a first charge on any profit available for
distribution from the Moab Lease Area but shall not be
payable from any other profits of the Company;
9.2.1.3.2 to receive on redemption:
9.2.1.3.2.1
the nominal value of the said B preference
shares;
9.2.1.3.2.2
a premium of up to R249,99 per share, but
limited to an amount equal to the net proceeds
available from the disposal of the assets relating
to the Moab Lease Area after payment of the
nominal value of the B preference shares. Any

such premium shall be payable from so much of
the share premium account as arose on the
issue of the shares;
9.2.1.3.3
against payment of the said nominal value and
premium, if any, such shares shall be fully redeemed
and shall constitute part of the authorised and unissued
share capital of the Company;
9.2.1.3.4
the redemption of the B preference shares shall be a
first charge against the net proceeds from the disposal
of the assets relating to the Moab Lease Area following
permanent cessation of mining operations in the Moab
Lease Area, but shall have no right to redemption from
any proceeds otherwise arising.
9.2.1.4
The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the
Company provided that:
9.2.1.4.1
the holder of a B preference share shall not be entitled
to vote at such meeting, except:
9.2.1.4.1.1
during any period commencing six months after
the due date for payment of any B preference
share dividend which has been declared and
during which such B preference dividend or any
part of such B preference dividend remains in
arrear and unpaid; or
9.2.1.4.1.2
in regard to any resolution proposed which
directly affects any of the rights attached to the
B preference shares or the interests of the
holders of the B preference shares, including a
resolution for the winding-up of the Company or
for the reduction of its capital; or
9.2.1.4.1.3
in regard to any resolution of the Company
proposed for the disposal of the whole or
substantially the whole of the undertaking of the
Company or the whole or the greater part of the
assets of the Company, or the whole or the
greater part of the assets relating to the
operations in the Moab Lease Area;
9.2.1.4.2
subject to 4.12, at every general meeting of the
Company at which the holders of the Ordinary Shares,
the A preference shares and the B preference shares
Item
10.5(h) of
Schedule
10

are present and entitled to vote, on a poll the holder of
the A preference shares shall be entitled to 50 votes for
each A preference share held, the holders of the
Ordinary Shares shall be entitled to 50 votes for each
Ordinary Share held and the holder of the B preference
shares shall be entitled to one vote for each B
preference share held.
9.2.1.5
At every separate meeting of the holder of the B preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the B preference shares shall constitute a quorum.
9.2.1.6
The B preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the
Ordinary Shares or the A preference shares in the capital of the Company then issued, to receive only so much of the net
proceeds from the disposal of the assets relating to the Moab
Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference
shares outstanding at that time.
9.2.1.7
The B preference shares shall not be entitled to any
participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.
9.3
The following terms shall apply to both the A preference shares and the B preference shares in the share capital of the Company:
9.3.1
The rights attaching to the A and B preference shares and the interests of the holders of the A and B preference shares shall not be regarded as being directly affected or modified by the creation by the
Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab Lease Area in some or all respects in priority to or pari passu with the A and B preference shares.
9.3.2
The provisions of this 9 shall override any similar or contrary provisions of this Memorandum.
9.3.3
Without the prior written consents of the holders of the A and B preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A and B preference shares passed in the same manner, mutatis mutandis, as a special resolution:
Item
10.5(f) of
Schedule
10

9.3.3.1
none of the rights attaching to the A or B preference shares may be modified;
9.3.3.2
no shares in the capital of the Company, ranking as regards
participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all
respects in priority to or pari passu with the A and B preference shares shall be created.
9.3.4
The A preference shares and the B preference shares shall be redeemed, but only after cessation of mining operations in the Moab
Lease Area and realisation of the assets relating to the Moab Lease
Area.
10.
RIGHTS ATTACHING TO THE E ORDINARY SHARES
10.1
For purposes of this 10, the expressions set forth below shall bear the following meanings:
10.1.1 “Base Price”
means, in relation to: (a) the E Ordinary
Shares allotted and issued by the Company
to the Bokamoso ESOP Trust, the sum of
R320,00 (three hundred and twenty rand);
and (b) the E Ordinary Shares allotted and
issued by the Company to Izingwe, the sum
of R330,00 (three hundred and thirty rand);
10.1.2
“Bokamoso ESOP
Trust”
means the trust established by the
Company in terms of the Bokamoso Trust
Deed dated 18 October 2006 (as amended)
and registered under Master’s Reference
Number IT 12639/06;
10.1.3 “E Ordinary Share”
means E ordinary shares of 25 cents each
in the capital of the Company;
10.1.4
“E Ordinary
Shareholder”
means the holder of an E Ordinary Share;
10.1.5 “Izingwe”
means Izingwe Holdings (Proprietary)
Limited (registration number
2005/039358/07) and includes its permitted
assignee/s in terms of any written
subscription agreement (as amended)
entered into by and between the Company
and Izingwe;

10.1.6 “Subscription Date”
means, in relation to each E Ordinary
Share, the date on which the E Ordinary
Shareholder shall have subscribed for and
the Company shall have allotted and issued
such E Ordinary Share to the E Ordinary
Shareholder in terms of the relevant
subscription agreement (as amended).
10.2
The E Ordinary Shares shall confer on the E Ordinary Shareholders the following rights, privileges and obligations:
10.2.1
Each E Ordinary Share shall confer on the E Ordinary Shareholder the right to receive a dividend ranking pari passu with all of the dividends that may from time to time be declared to the Ordinary Shareholders, equal to one-half of the dividend per Ordinary Share declared by the
Company from time to time.
10.2.2
The Company shall be entitled and obliged to cancel the E Ordinary
Shares, or any portion of the E Ordinary Shares, on the delivery to the
Company by the E Ordinary Shareholder from time to time of a written notice (“the Transaction Notice”) delivered at such times and in such manner as the Company shall agree from time to time with each relevant E Ordinary Shareholder. In the event that the relevant E
Ordinary Shareholder shall fail, for whatsoever reason, to deliver a
Transaction Notice at the time or times and in the manner as agreed from time to time between the Company and such relevant E Ordinary
Shareholder, the Company shall be entitled and obliged to cancel of the E Ordinary Shares, or such portion of them as shall have been agreed between the Company and such relevant E Ordinary
Shareholder, at such times and in such manner as shall so have been agreed.
10.2.3
On the delivery by the E Ordinary Shareholder of a Transaction
Notice, or (in the absence of the delivery of such Transaction Notice)
at such time as the Company shall be entitled and obliged to cancel the E Ordinary Shares, or any portion of them, as agreed from time to time between the Company and each relevant E Ordinary Shareholder
(it being recorded that, for the purposes of this 10, the E Ordinary
Shareholder shall be deemed to have given a Transaction Notice to the Company at such time or times) the Company shall:
10.2.3.1
determine the volume weighted average price per Ordinary
Share traded on the JSE as at close of business (“the Opening
Market Price”) on the trading day immediately preceding the
day (“the Transaction Notice Date”) on which the Transaction
Notice shall have been given, or shall be deemed to have been given;

10.2.3.2
calculate, on the basis described in 10.2.4, a notional cash amount (“Cancellation Amount”) that would be derived from
cancellation of all of the E Ordinary Shares which are the
subject matter of the Transaction Notice (collectively, “the
Vested E Ordinary Shares”), on the Transaction Notice Date;
10.2.3.3
calculate by reference to the Cancellation Amount, on the
basis described in 10.2.4, the number of Vested E Ordinary
Shares which shall convert into Ordinary Shares on the
Transaction Notice Date (“the Conversion Shares”);
10.2.3.4
determine pursuant to 10.2.3.3 the number of Vested E
Ordinary Shares which the Company shall be entitled and
obliged to cancel in respect of the Transaction Notice (“the
Cancellation Shares”), which number of Cancellation Shares
shall not be greater than the number of E Ordinary Shares
constituting the Vested E Ordinary Shares;
10.2.3.5 cancel the Cancellation Shares;
10.2.3.6
procure the conversion of the Vested E Ordinary Shares which shall not have been cancelled (i.e. the Conversion Shares),
into Ordinary Shares, by not later than 5 Business Days after the date on which the Transaction Notice shall have been
given, or shall be deemed to have been given (“Transaction
Notice Closing Date”);
10.2.3.7
procure that the Conversion Shares, after their conversion into
Ordinary Shares, shall be listed on the JSE by no later than 5
Business Days after the Transaction Closing Date; and
10.2.3.8
by not later than 5 Business Days after the Transaction Notice
Closing Date, instruct the CSDP of the Company irrevocably
and in writing to credit the account of the E Ordinary
Shareholder held with its CSDP with the Ordinary Shares into which the Conversion Shares shall have been converted.
10.2.4 The Company shall on the relevant Transaction Notice Date calculate:
10.2.4.1 the Cancellation Amount referred to in 10.2.3.2; and
10.2.4.2 the Conversion Shares referred to in 10.2.3.3,
by reference to the following formula:
A =
(n x B)
C

Where:
A
is the number of Ordinary Shares (rounded down to the
nearest whole number) into which the Vested E Ordinary
Shares shall convert on the Transaction Notice Date (i.e. the
Conversion Shares);
B
is an agreed value, per Vested E Ordinary Share, determined
by reference to the following formula:
(C - D) + E
Where:
C is the Opening Market Price;
D is the Base Price;
E
is an amount (per Vested E Ordinary Share) equal to 50% of
the aggregate dividends per Ordinary Share paid by the
Company during the period commencing on the applicable
Subscription Date and terminating on the Transaction Notice
Date (“the Relevant Period”):
provided that:
(i)
if the value of “B” is less than R40,00 or a negative amount, then “B” shall be R40,00;
(ii)
in relation to the participants in the Bokamoso ESOP, if the value of “C-D” is greater than R90,00, then “B” shall be R90,00 plus the value of “E”; and
(iii)
in relation to Izingwe, if the value of “C-D” is greater than
R70,00, then “B” shall be R70,00 plus the value of “E”;
n
is the number of Vested E Ordinary Shares.
10.2.5
The provisions of 10.2.2, 10.2.3 and 10.2.4 shall apply mutatis mutandis (and the Company shall be entitled and obliged to convert a portion of the E Ordinary Shares held by the E Ordinary Shareholder into Ordinary Shares and to cancel the balance of such E Ordinary
Shares, mutatis mutandis on the basis described in 10.2.2, 10.2.3 and
10.2.4) in the event that:
10.2.5.1
any person shall have acquired the entire ordinary issued
share capital of the Company in terms of, pursuant to and/or by the operation of either section 114 or section 124 of the Act

(or any analogous provisions) (collectively “the Take-out
Transaction”); and
10.2.5.2
any person shall have made a written offer in respect of a
Take-out Transaction and the Company shall have delivered,
at its election, a written notice (“the Take-out Conversion
Notice”) to the E Ordinary Shareholder, advising the E
Ordinary Shareholder that the Company intends to and shall
apply the provisions of 10.2.2, 10.2.3 and 10.2.4 to all, but not a portion only, of the E Ordinary Shares then held by such E
Ordinary Shareholder,
provided that the Transaction Notice Date shall be deemed, for such purposes, to be the date on which such party shall so acquire the entire issued ordinary share capital of the Company or, in the event that the Company shall have delivered a Take-out Conversion Notice to the E Ordinary Shareholder, the date specified in such notice.
10.2.6
Save as set out in this Memorandum, the E Ordinary Shares shall rank pari passu in all respects with the Ordinary Shares, it being recorded, for the avoidance of doubt, that in the event that, save as required by operation of law, the Company shall take any action of whatsoever nature in relation to and/or in connection with the amendment of any of the rights attaching to the Ordinary Shares
(including, without limitation, by the subdivision and/or consolidation of the Ordinary Shares, or any of them) the Company shall take the same action mutatis mutandis in relation to the E Ordinary Shares.

SCHEDULE 1 – AUTHORISED SHARES
A. Classified shares
1.
600 000 000 ordinary shares of 25 cents, each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the ordinary shares:
(i)
unless otherwise provided for in this Memorandum, to one vote for every ordinary share;
(ii)
to receive any distribution in accordance with the holder’s voting power;
(iii)
on a liquidation of the Company, to receive the net assets of the
Company in accordance with the holder’s voting power;
(iv)
to all of the preferences, rights or other terms set out in the Act or this
Memorandum;
(v)
to any other rights at common law insofar as such rights are not inconsistent with this Memorandum or the Act.
2.
2 000 000 A redeemable preference shares of 50 cents each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the A redeemable preference shares, to all of the preferences, rights or other terms set out in this Memorandum.
3.
5 000 000 B redeemable preference shares of 1 cent each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the B redeemable preference shares, to all of the preferences, rights or other terms set out in this Memorandum.
4.
4 280 000 E ordinary shares of 25 cents each, which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the E ordinary shares, to all of the preferences, rights and other terms set out in this Memorandum.
B. Unclassified shares
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 09, 2013
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary